Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and six months ended 31 December 2018

Contents

Management’s discussion and analysis of financial condition and results of operations	2

Interim consolidated income statement for the three and six months ended 31 December 2018 and 2017	12

Interim consolidated statement of comprehensive income for the three and six months ended 31 December 2018 and 2017	13

Interim consolidated balance sheet as of 31 December 2018, 30 June 2018, 31 December 2017 and 30 June 2017	14

Interim consolidated statement of changes in equity for the six months ended 31 December 2018, the six months ended 30 June 2018 and the six months ended 31 December 2017	16

Interim consolidated statement of cash flows for the three and six months ended 31 December 2018 and 2017	17

Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Manchester United adopted IFRS 9 ‘Financial instruments’ and IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 9 did not have an impact on the group’s financial statements as at 1 July 2018. The implementation of IFRS 15 did have an impact on the group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. Further details can be found in note 34 to the interim consolidated financial statements.

Three months ended 31 December 2018 as compared to the three months ended 31 December 2017 (as restated)

	Three months ended 31 December (in £ millions)		% Change
	2018	2017	2018 over 2017
Revenue	208.6	177.4	17.6%
Commercial revenue	65.9	65.3	0.9%
Broadcasting revenue	103.7	75.2	37.9%
Matchday revenue	39.0	36.9	5.7%
Total operating expenses	(160.3)	(136.2)	17.7%
Employee benefit expenses	(77.9)	(69.7)	11.8%
Other operating expenses	(26.4)	(26.5)	(0.4)%
Depreciation	(3.0)	(2.7)	11.1%
Amortization	(33.4)	(37.3)	(10.5)%
Exceptional items	(19.6)	—	—
(Loss)/profit on disposal of intangible assets	(4.3)	1.0	—
Net finance costs	(6.3)	(4.4)	43.2%
Tax expense	(10.9)	(57.5)	(81.0)%

Revenue

Total revenue for the three months ended 31 December 2018 was £208.6 million, an increase of £31.2 million, or 17.6%, over the three months ended 31 December 2017, as a result of an increase in revenue in all our sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2018 was £65.9 million, an increase of £0.6 million, or 0.9%, over the three months ended 31 December 2017.

•                  Sponsorship revenue for the three months ended 31 December 2018 was £40.3 million, an increase of £1.0 million, or 2.5%, over the three months ended 31 December 2017;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2018 was £25.6 million, a decrease of £0.4 million, or 1.5%, over the three months ended 31 December 2017.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2018 was £103.7 million, an increase of £28.5 million, or 37.9%, over the three months ended 31 December 2017, primarily due to the new UEFA Champions League broadcasting rights agreement and playing one additional UEFA Champions League game.

Matchday revenue

Matchday revenue for the three months ended 31 December 2018 was £39.0 million, an increase of £2.1 million, or 5.7%, over the three months ended 31 December 2017, primarily due to playing one additional UEFA Champions League home game.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 December 2018 were £160.3 million, an increase of £24.1 million, or 17.7%, over the three months ended 31 December 2017.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2018 were £77.9 million, an increase of £8.2 million, or 11.8%, over the three months ended 31 December 2017, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 December 2018 were £26.4 million, a decrease of £0.1 million, or 0.4%, over the three months ended 31 December 2017.

Depreciation

Depreciation for the three months ended 31 December 2018 was £3.0 million, an increase of £0.3 million, or 11.1%, over the three months ended 31 December 2017.

Amortization

Amortization, primarily of registrations, for the three months ended 31 December 2018 was £33.4 million, a decrease of £3.9 million, or 10.5%, over the three months ended 31 December 2017. The unamortized balance of registrations as of 31 December 2018 was £309.1 million.

Exceptional items

Exceptional items for the three months ended 31 December 2018 were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office. Exceptional items for the three months ended 31 December 2017 were £nil.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 December 2018 was £4.3 million, compared to a profit of £1.0 million for the three months ended 31 December 2017.

Net finance costs

Net finance costs for the three months ended 31 December 2018 were £6.3 million, an increase of £1.9 million, or 43.2%, over the three months ended 31 December 2017, primarily due to unrealized, non-cash foreign exchange losses on unhedged USD borrowings compared to gains in the prior year quarter.

Tax

The tax expense for the three months ended 31 December 2018 was £10.9 million, compared to £57.5 million for the three months ended 31 December 2017. The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the three months ended 31 December 2017 included a non-cash tax accounting write off of £49.0 million.

Six months ended 31 December 2018 as compared to the six months ended 31 December 2017 (as restated)

	Six months ended 31 December (in £ millions)		% Change
	2018	2017	2018 over 2017
Revenue	343.6	321.1	7.0%
Commercial revenue	141.8	145.8	(2.7)%
Broadcasting revenue	146.5	116.0	26.3%
Matchday revenue	55.3	59.3	(6.7)%
Total operating expenses	(303.8)	(279.3)	8.8%
Employee benefit expenses	(154.9)	(139.6)	11.0%
Other operating expenses	(55.0)	(61.0)	(9.8)%
Depreciation	(5.8)	(5.3)	9.4%
Amortization	(68.5)	(73.4)	(6.7)%
Exceptional items	(19.6)	—	—
Profit on disposal of intangible assets	18.1	18.3	(1.1)%
Net finance costs	(11.5)	(5.2)	121.2%
Tax expense	(13.0)	(65.0)	(80.0)%

Revenue

Consolidated revenue for the six months ended 31 December 2018 was £343.6 million, an increase of £22.5 million, or 7.0%, over the six months ended 31 December 2017, as a result of an increase in revenue in our broadcasting sector, partially offset be a decrease in revenue in our commercial and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2018 was £141.8 million, a decrease of £4.0 million, or 2.7%, over the six months ended 31 December 2017.

•                  Sponsorship revenue for the six months ended 31 December 2018 was £89.9 million, a decrease of £2.6 million, or 2.8%, over the six months ended 31 December 2017, primarily due to a smaller summer tour; and

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2018 was £51.9 million, a decrease of £1.4 million, or 2.6%, over the six months ended 31 December 2017, in part due to playing one less home game in the period.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2018 was £146.5 million, an increase of £30.5 million, or 26.3%, over the six months ended 31 December 2017, primarily due to the new UEFA Champions League broadcasting rights agreement.

Matchday revenue

Matchday revenue for the six months ended 31 December 2018 was £55.3 million, a decrease of £4.0 million, or 6.7%, over the six months ended 31 December 2017, primarily due to playing one fewer Premier League home game.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the six months ended 31 December 2018 were £303.8 million, an increase of £24.5 million, or 8.8%, over the six months ended 31 December 2017.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2018 were £154.9 million, an increase of £15.3 million, or 11.0%, over the six months ended 31 December 2017, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the six months ended 31 December 2018 were £55.0 million, a decrease of £6.0 million, or 9.8%, over the six months ended 31 December 2017, primarily due a smaller summer tour.

Depreciation

Depreciation for the six months ended 31 December 2018 was £5.8 million, an increase of £0.5 million, or 9.4%, over the six months ended 31 December 2017.

Amortization

Amortization, primarily of registrations, for the six months ended 31 December 2018 was £68.5 million, a decrease of £4.9 million, or 6.7%, over the six months ended 31 December 2017. The unamortized balance of registrations as of 31 December 2018 was £309.1 million.

Exceptional items

Exceptional items for the six months ended 31 December 2018 were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office. Exceptional items for the six months ended 31 December 2017 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the six months ended 31 December 2018 was £18.1 million (comprising a profit on disposal for the three months ended 30 September 2018 of £22.4 million net of a loss on disposal for the three months ended 31 December 2018 of £4.3 million) compared with a profit of £18.3 million for the six months ended 31 December 2017.

Net finance costs

Net finance costs for the six months ended 31 December 2018 were £11.5 million, an increase of £6.3 million, or 121.2%, over the six months ended 31 December 2017, primarily due to unrealized, non-cash foreign exchange losses on unhedged USD borrowings compared to gains in the six months ended 31 December 2017.

Tax

The tax expense for the six months ended 31 December 2018 was £13.0 million, compared to £65.0 million for the six months ended 31 December 2017. The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the six months ended 31 December 2017 included a non-cash tax accounting write off of £49.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 December 2018, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2018 and 2017:

	Six months ended 31 December (in £ millions)
	2018	2017
Cash flows from operating activities
Cash generated from/(used in) operations	82.3	(11.5)
Net interest paid	(8.1)	(9.2)
Tax paid	(1.8)	(5.8)
Net cash generated from/(used in) operating activities	72.4	(26.5)
Cash flows from investing activities
Payments for property, plant and equipment	(7.3)	(8.6)
Proceeds from sale of property, plant and equipment	—	0.1
Payments for intangible assets	(145.1)	(129.1)
Proceeds from sale of intangible assets	25.2	32.4
Net cash used in investing activities	(127.2)	(105.2)
Cash flows from financing activities
Repayment of borrowings	(3.8)	(0.2)
Net cash used in financing activities	(3.8)	(0.2)
Net decrease in cash and cash equivalents(1)	(58.6)	(131.9)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash used in operating activities

Net cash used in operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash used in operations for the six months ended 31 December 2018 produced a cash inflow of £82.3 million, an increase of £93.8 million from a cash outflow of £11.5 million for the six months ended 31 December 2017.

Additional changes in net cash generated from/(used in) operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have entered into an interest rate swap which has the economic effect of converting interest on part of our secured term loan facility from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Net cash generated from operating activities for the six months ended 31 December 2018 was £72.4 million, an increase of £98.9 million from net cash used of £26.5 million for the six months ended 31 December 2017.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.

Net cash used in investing activities for the six months ended 31 December 2018 was £127.2 million, an increase of £22.0 million from £105.2 million for the six months ended 31 December 2017.

For the six months ended 31 December 2018, net capital expenditure on property, plant and equipment was £7.3 million, a decrease of £1.2 million from £8.5 million for the six months ended 31 December 2017.

For the six months ended 31 December 2018, net capital expenditure on intangible assets was £119.9 million, an increase of £23.2 million from £96.7 million for the six months ended 31 December 2017.

Net cash used in financing activities

Net cash used in financing activities for the six months ended 31 December 2018 was £3.8 million, an increase of £3.6 million compared to net cash used of £0.2 million for the six months ended 31 December 2017. The remaining balance of the secured bank loan amounting to £3.6 million was repaid on 9 July 2018.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes and our secured term loan facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned finance subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 31 December 2018 the sterling equivalent of £328.7 million (net of unamortized issue costs of £3.6 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 December 2018.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America, N.A. as lender. As of 31 December 2018 the sterling equivalent of £173.9 million (net of unamortized issue costs of £2.0 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the secured term loan facility at any time. The remaining balance of the secured term loan facility is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 December 2018.

Revolving facility

Our revolving facilities agreement allows MU Finance Limited or Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 December 2018, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facility agreement.

Our revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 December 2018 is £66.2 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 December 2018, we believe receipt of £2.1 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2018, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 December 2018:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt obligations(2)	18,867	37,735	37,735	561,699	656,036	508,068
Operating lease obligations(3)	1,926	1,870	162	3,826	7,785	—
Purchase obligations(4)	175,309	42,987	5,719	—	224,015	215,948
Total	196,102	82,592	43,616	565,525	887,836	724,016

(1)             Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 December 2018, we had $425.0 million of our senior secured notes outstanding and $225.0 million of our secured term loan facility outstanding.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £66.2 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2018 included elsewhere in this interim report, as of 31 December 2018, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Revenue	6	208,612	177,415	343,638	321,080
Operating expenses	7	(160,269)	(136,252)	(303,849)	(279,288)
(Loss)/profit on disposal of intangible assets	9	(4,349)	1,013	18,079	18,292
Operating profit		43,994	42,176	57,868	60,084
Finance costs		(7,131)	(4,533)	(12,946)	(5,534)
Finance income		785	170	1,474	388
Net finance costs	10	(6,346)	(4,363)	(11,472)	(5,146)
Profit before tax		37,648	37,813	46,396	54,938
Tax expense	11	(10,878)	(57,510)	(12,980)	(65,065)
Profit/(loss) for the period		26,770	(19,697)	33,416	(10,127)

Earnings/(loss) per share during the period:
Basic earnings/(loss) per share (pence)	12	16.27	(12.00)	20.31	(6.17)
Diluted earnings/(loss) per share (pence) (2)	12	16.26	(12.00)	20.29	(6.17)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

(2) For the three and six months ended 31 December 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Profit/(loss) for the period	26,770	(19,697)	33,416	(10,127)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	(6,429)	6,564	(7,286)	17,920
Tax expense relating to cash flow hedges	(199)	(6,618)	(849)	(10,593)
Other comprehensive (loss)/income for the period, net of tax	(6,628)	(54)	(8,135)	7,327
Total comprehensive income/(loss) for the period	20,142	(19,751)	25,281	(2,800)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	31 December 2018 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 December 2017 £’000	Restated(1) 30 June 2017 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	246,910	245,401	246,673	244,738
Investment property	15	13,772	13,836	13,901	13,966
Intangible assets	16	739,472	799,640	770,076	717,544
Derivative financial instruments	18	2,559	4,807	1,192	1,666
Trade and other receivables	19	10,387	4,724	10,560	15,399
Tax receivable		547	547	1,882	—
Deferred tax asset	25	57,636	63,332	77,500	141,485
		1,071,283	1,132,287	1,121,784	1,134,798
Current assets
Inventories	17	2,610	1,416	1,918	1,637
Derivative financial instruments	18	625	1,159	2,704	3,218
Trade and other receivables	19	124,232	168,060	123,027	103,732
Tax receivable		598	800	—	—
Cash and cash equivalents	20	190,395	242,022	155,312	290,267
		318,460	413,457	282,961	398,854
Total assets		1,389,743	1,545,744	1,404,745	1,533,652

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited (continued)

	Note	31 December 2018 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 December 2017 £’000	Restated(1) 30 June 2017 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53	53	53
Share premium		68,822	68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030	249,030
Hedging reserve		(35,693)	(27,558)	(23,944)	(31,271)
Retained earnings		170,544	136,757	184,529	193,453
		452,756	427,104	478,490	480,087
Non-current liabilities
Derivative financial instruments	18	—	—	—	655
Trade and other payables	22	46,644	104,271	70,331	83,587
Borrowings	23	502,576	486,694	474,748	497,630
Deferred revenue	24	32,952	37,085	32,704	39,648
Deferred tax liabilities	25	33,302	29,134	35,801	21,536
		615,474	657,184	613,584	643,056
Current liabilities
Derivative financial instruments	18	—	—	—	1,253
Tax liabilities		5,771	3,874	3,704	9,772
Trade and other payables	22	180,588	267,996	182,965	190,315
Borrowings	23	5,492	9,074	9,160	5,724
Deferred revenue	24	129,662	180,512	116,842	203,445
		321,513	461,456	312,671	410,509
Total equity and liabilities		1,389,743	1,545,744	1,404,745	1,533,652

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2017:
As previously reported	53	68,822	249,030	(31,724)	191,436	477,617
Adjustment	—	—	—	453	2,017	2,470
Restated(1)	53	68,822	249,030	(31,271)	193,453	480,087
Loss for the period	—	—	—	—	(10,127)	(10,127)
Cash flow hedges	—	—	—	17,920	—	17,920
Tax expense relating to cash flow hedges	—	—	—	(10,593)	—	(10,593)
Total comprehensive income/(loss) for the period	—	—	—	7,327	(10,127)	(2,800)
Equity-settled share-based payments	—	—	—	—	1,203	1,203
Balance at 31 December 2017	53	68,822	249,030	(23,944)	184,529	478,490
Loss for the period	—	—	—	—	(27,502)	(27,502)
Cash flow hedges	—	—	—	7,477	—	7,477
Tax expense relating to cash flow hedges	—	—	—	(11,091)	—	(11,091)
Total comprehensive loss for the period	—	—	—	(3,614)	(27,502)	(31,116)
Equity-settled share-based payments	—	—	—	—	1,712	1,712
Dividends paid	—	—	—	—	(21,982)	(21,982)
Balance at 30 June 2018	53	68,822	249,030	(27,558)	136,757	427,104
Profit for the period	—	—	—	—	33,416	33,416
Cash flow hedges	—	—	—	(7,286)	—	(7,286)
Tax expense relating to cash flow hedges	—	—	—	(849)	—	(849)
Total comprehensive (loss)/income for the period	—	—	—	(8,135)	33,416	25,281
Equity-settled share-based payments	—	—	—	—	371	371
Balance at 31 December 2018	53	68,822	249,030	(35,693)	170,544	452,756

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Cash flows from operating activities
Cash (used in)/generated from operations	26	(41,019)	(38,440)	82,337	(11,489)
Interest paid		(1,734)	(1,621)	(9,507)	(9,639)
Interest received		722	170	1,355	388
Tax paid		(376)	(4,530)	(1,810)	(5,768)
Net cash (used in)/generated from operating activities		(42,407)	(44,421)	72,375	(26,508)
Cash flows from investing activities
Payments for property, plant and equipment		(2,414)	(4,243)	(7,318)	(8,587)
Proceeds from sale of property, plant and equipment		—	75	—	75
Payments for intangible assets(1)		(16,418)	(12,000)	(145,056)	(129,121)
Proceeds from sale of intangible assets		255	256	25,183	32,442
Net cash used in investing activities		(18,577)	(15,912)	(127,191)	(105,191)
Cash flows from financing activities
Repayment of borrowings		—	(106)	(3,750)	(206)
Net cash used in financing activities		—	(106)	(3,750)	(206)
Net decrease in cash and cash equivalents		(60,984)	(60,439)	(58,566)	(131,905)
Cash and cash equivalents at beginning of period		247,505	216,236	242,022	290,267
Exchange gains/(losses) on cash and cash equivalents		3,874	(485)	6,939	(3,050)
Cash and cash equivalents at end of period	20	190,395	155,312	190,395	155,312

(1) Payments for intangible assets primarily relate to player and key football management staff registrations. When acquiring players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. During the six months ended 31 December 2018 registrations additions totalled £14,461,000 (six months ended 31 December 2017: £126,912,000) — see note 16. Payables in relation to the acquisition of registrations at the balance sheet date are provided in note 22.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

1                                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee on 14 February 2019.

2                                 Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

3                                 Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2018, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group adopted IFRS 9 ‘Financial instruments’ and IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. Information on the implementation of new accounting standards is included in the Group’s Annual Report on Form 20-F for the year ended 30 June 2018 — note 2 “Summary of significant accounting policies — Changes in accounting policy and disclosures”.

The implementation of IFRS 9 did not have a material impact on the Group’s financial statements as at 1 July 2018.

The implementation of IFRS 15 did have a material impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. Further details can be found in note 34 to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

3                                 Accounting policies (continued)

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the recognition, measurement and disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                 IFRS 16, “Leases”

•                  The Group will adopt IFRS 16 from 1 July 2019. IFRS 16 introduces a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments. Thus, leases classified as operating leases with lease payments recorded in the consolidated income statement under the existing accounting policy will be included in the consolidated balance sheet.

•                  The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information will not be restated. The Group has also elected to apply the following transitional practical expedients:

•                  lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at 1 July 2019;

•                  right-of-use assets will be measured at an amount equal to the lease liability.

•                  The new treatment of leases will result in an increase in non-current assets and financial liabilities as these leases are capitalised as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges. This will result in a higher operating profit. The depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract in contrast to the typical straight-line treatment of existing operating lease expenses.

•                  Based on existing operating lease commitments as at 31 December 2018, the Group expects to recognise right-of-use assets of approximately £4.8 million on 1 July 2019 and lease liabilities of a similar amount. The Group expects that profit before tax for the year ending 30 June 2020 will decrease by approximately £0.1 million as a result of adopting the new standard. Adjusted EBITDA and operating profit are expected to increase by approximately £1.4 million. Operating cash flows will increase and financing cash flows decrease by £1.3 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

•                  The Group’s activities as a lessor are not expected to be materially impacted by the new standard.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

4                                 Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets — registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2018, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic Premier League matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are recognized when domestic Premier League matches are played based on management’s estimate of where the first team will finish at the end of the football season). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only when the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organiser for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

6                                 Segment information

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Commercial	65,944	65,300	141,844	145,778
Broadcasting	103,676	75,147	146,518	115,980
Matchday	38,992	36,968	55,276	59,322
	208,612	177,415	343,638	321,080

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Employee benefit expenses	(77,903)	(69,676)	(154,946)	(139,561)
Depreciation - property, plant and equipment (note 14)	(2,938)	(2,722)	(5,715)	(5,264)
Depreciation - investment property (note 15)	(32)	(33)	(64)	(65)
Amortization (note 16)	(33,440)	(37,335)	(68,571)	(73,389)
Other operating expenses	(26,357)	(26,486)	(54,954)	(61,009)
Exceptional items (note 8)	(19,599)	—	(19,599)	—
	(160,269)	(136,252)	(303,849)	(279,288)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

8                               Exceptional items

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Compensation paid for loss of office	(19,599)	—	(19,599)	—
	(19,599)	—	(19,599)	—

Compensation paid for loss of office relates to amounts payable to the former manager and certain members of the coaching staff.

9                               (Loss)/profit on disposal of intangible assets

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit on disposal of registrations	(4,508)	289	17,841	17,297
Player loan income	159	724	238	995
	(4,349)	1,013	18,079	18,292

10                          Net finance costs

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Interest payable on bank loans and overdrafts	(261)	(297)	(525)	(701)
Interest payable on secured term loan facility and senior secured notes	(4,859)	(4,441)	(9,390)	(9,019)
Amortization of issue costs on secured term loan facility and senior secured notes	(165)	(160)	(321)	(311)
Foreign exchange (losses)/gains on unhedged US dollar borrowings	(1,316)	1,328	(1,535)	6,824
Unwinding of discount relating to registrations	(505)	(672)	(1,231)	(1,482)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(25)	(291)	56	(845)
Total finance costs	(7,131)	(4,533)	(12,946)	(5,534)
Total finance income - interest receivable on short-term bank deposits	785	170	1,474	388
Net finance costs	(6,346)	(4,363)	(11,472)	(5,146)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

11                          Tax expense

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Current tax
Current tax on profit for the period	(1,953)	(688)	(2,603)	(688)
Foreign tax	(292)	(29)	(403)	(171)
Adjustment in respect of previous years	—	1,128	—	1,128
Total current tax (expense)/credit	(2,245)	411	(3,006)	269
Deferred tax
Origination and reversal of temporary differences	(8,633)	(9,122)	(9,974)	(16,535)
Adjustment in respect of previous years	—	155	—	155
Impact of change in US federal corporate income tax rate	—	(48,954)	—	(48,954)
Total deferred tax expense	(8,633)	(57,921)	(9,974)	(65,334)
Total tax expense	(10,878)	(57,510)	(12,980)	(65,065)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2019 is 28.2% (30 June 2018: 30.9%). The prior year deferred tax expense included a non-cash, tax accounting write off of £49.0 million following the enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017.

In addition to the amounts recognized in the income statement, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 December		Six months ended 31 December
	2018 £’000	Restated(1) 2017 £’000	2018 £’000	Restated(1) 2017 £’000
Current tax	(1,453)	—	(959)	—
Deferred tax (note 25)	1,254	(6,618)	110	(10,593)
Total tax (expense)/credit recognized in other comprehensive income	(199)	(6,618)	(849)	(10,593)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

12                          Earnings/(loss) per share

(a)                         Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 31 December		Six months ended 31 December
	2018	Restated(1) 2017	2018	Restated(1) 2017
Profit/(loss) for the period (£’000)	26,770	(19,697)	33,416	(10,127)
Class A ordinary shares (thousands)	40,526	40,195	40,526	40,195
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic earnings/(loss) per share (pence)	16.27	(12.00)	20.31	(6.17)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

(b)                         Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended 31 December		Six months ended 31 December
	2018	Restated(1) 2017	2018	Restated(1) 2017
Profit/(loss) for the period (£’000)	26,770	(19,697)	33,416	(10,127)
Class A ordinary shares (thousands)	40,526	40,195	40,526	40,195
Adjustment for assumed conversion into Class A ordinary shares (thousands)	137	390	137	390
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Diluted earnings/(loss) per share (pence) (2)	16.26	(12.00)	20.29	(6.17)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

(2) For the three and six months ended 31 December 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

13                          Dividends

No dividend has been paid by the Company during the six month period ended 31 December 2018 (six months ended 31 December 2017: £nil). A semi-annual dividend of $14,807,000, equivalent to $0.09 per share, was paid on 4 January 2019. The pounds sterling equivalent was £11,610,000. A further semi-annual dividend of $0.09 per share will be paid on 5 June 2019.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

14                          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)
Net book amount	219,335	4,169	21,897	245,401
Six months ended 31 December 2018
Opening net book amount	219,335	4,169	21,897	245,401
Additions	23	1,308	5,893	7,224
Transfers	(25)	—	25	—
Depreciation charge	(1,638)	(1,056)	(3,021)	(5,715)
Closing net book amount	217,695	4,421	24,794	246,910
At 31 December 2018
Cost	269,365	36,098	63,718	369,181
Accumulated depreciation	(51,670)	(31,677)	(38,924)	(122,271)
Net book amount	217,695	4,421	24,794	246,910

At 1 July 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)
Net book amount	222,628	3,385	18,725	244,738
Six months ended 31 December 2017
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	1,090	6,114	7,204
Disposals	(5)	—	—	(5)
Depreciation charge	(1,644)	(939)	(2,681)	(5,264)
Closing net book amount	220,979	3,536	22,158	246,673
At 31 December 2017
Cost	269,367	35,565	55,853	360,785
Accumulated depreciation	(48,388)	(32,029)	(33,695)	(114,112)
Net book amount	220,979	3,536	22,158	246,673

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

15                          Investment property

Total £’000
At 1 July 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)
Net book amount	13,836
Six months ended 31 December 2018
Opening net book amount	13,836
Depreciation charge	(64)
Closing net book amount	13,772
At 31 December 2018
Cost	19,769
Accumulated depreciation and impairment	(5,997)
Net book amount	13,772

At 1 July 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)
Net book amount	13,966
Six months ended 31 December 2017
Opening net book amount	13,966
Depreciation charge	(65)
Closing net book amount	13,901
At 31 December 2017
Cost	19,769
Accumulated depreciation and impairment	(5,868)
Net book amount	13,901

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2018 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 December 2018 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.3).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

16      Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)
Net book amount	421,453	369,508	8,679	799,640
Six months ended 31 December 2018
Opening net book amount	421,453	369,508	8,679	799,640
Additions	—	14,461	1,871	16,332
Disposals	—	(7,929)	—	(7,929)
Amortization charge	—	(66,947)	(1,624)	(68,571)
Closing book amount	421,453	309,093	8,926	739,472
At 31 December 2018
Cost	421,453	764,746	12,250	1,198,449
Accumulated amortization	—	(455,653)	(3,324)	(458,977)
Net book amount	421,453	309,093	8,926	739,472

At 1 July 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)
Net book amount	421,453	290,520	5,571	717,544
Six months ended 31 December 2017
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	126,912	1,853	128,765
Disposals	—	(2,844)	—	(2,844)
Amortization charge	—	(72,756)	(633)	(73,389)
Closing book amount	421,453	341,832	6,791	770,076
At 31 December 2017
Cost	421,453	730,926	8,472	1,160,851
Accumulated amortization	—	(389,094)	(1,681)	(390,775)
Net book amount	421,453	341,832	6,791	770,076

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

16      Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2018 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 December 2018 was £1,559,000 and £275,000 respectively (31 December 2017: £1,219,000 and £nil respectively).

17         Inventories

	31 December 2018 £’000	30 June 2018 £’000	31 December 2017 £’000
Finished goods	2,610	1,416	1,918

The cost of inventories recognized as an expense and included in operating expenses for the six months ended 31 December 2018 amounted to £4,769,000 (year ended 30 June 2018: £8,450,000; six months ended 31 December 2017: £5,223,000).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

18         Derivative financial instruments

	31 December 2018		30 June 2018		31 December 2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives used for hedging:
Interest rate swaps	2,504	—	4,490	—	907	—
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	680	—	624	—	869	—
Forward foreign exchange contracts		—	852	—	2,120	—
	3,184	—	5,966	—	3,896	—
Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	2,504	—	4,490	—	907	—
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	55	—	317	—	285	—
Non-current derivative financial instruments	2,559	—	4,807	—	1,192	—
Current derivative financial instruments	625	—	1,159		2,704	—

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

19         Trade and other receivables

	31 December 2018 £’000	30 June 2018 £’000	Restated(1) 31 December 2017 £’000
Trade receivables	58,500	133,505	57,565
Less: provision for impairment of trade receivables	(15,294)	(9,708)	(13,395)
Net trade receivables	43,206	123,797	44,170
Other receivables	1,597	107	302
Accrued revenue	79,496	38,018	78,216
	124,299	161,922	122,688
Prepayments	10,320	10,862	10,899
	134,619	172,784	133,587
Less: non-current portion
Trade receivables	10,387	4,724	10,560
Non-current trade and other receivables	10,387	4,724	10,560
Current trade and other receivables	124,232	168,060	123,027

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Net trade receivables include transfer fees receivable from other football clubs of £27,865,000 (30 June 2018: £29,214,000; 31 December 2017: £34,931,000) of which £10,387,000 (30 June 2018: £4,724,000; 31 December 2017: £10,560,000) is receivable after more than one year. Net trade receivables also include £7,474,000 (30 June 2018: £77,357,000; 31 December 2017: £2,371,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

The fair value of net trade receivables as at 31 December 2018 was £44,106,000 (30 June 2018: £124,050,000; 31 December 2017: £44,769,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying value.

20         Cash and cash equivalents

	31 December 2018 £’000	30 June 2018 £’000	31 December 2017 £’000
Cash at bank and in hand	190,395	242,022	155,312

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

21                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2017	164,195	53
Employee share-based compensation awards — issue of shares	—	—
At 31 December 2017	164,195	53
Employee share-based compensation awards — issue of shares	331	—
At 30 June 2018	164,526	53
Employee share-based compensation awards — issue of shares	—	—
At 31 December 2018	164,526	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 December 2018, the Company’s issued share capital comprised 40,526,390 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

22                          Trade and other payables

	31 December 2018 £’000	30 June 2018 £’000	31 December 2017 £’000
Trade payables	135,328	266,316	187,554
Other payables	3,559	4,754	2,435
Accrued expenses	77,061	83,280	52,460
	215,948	354,350	242,449
Social security and other taxes	11,284	17,917	10,847
	227,232	372,267	253,296
Less: non-current portion
Trade payables	44,667	102,067	69,825
Other payables	1,977	2,204	506
Non-current trade and other payables	46,644	104,271	70,331
Current trade and other payables	180,588	267,996	182,965

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £128,554,000 (30 June 2018: £258,316,000; 31 December 2017: £183,004,000) of which £44,667,000 (30 June 2018: £102,067,000; 31 December 2017: £69,825,000) is due after more than one year. Of the amount due after more than one year, £32,336,000 (30 June 2018: £65,495,000; 31 December 2017: £39,967,000) is expected to be paid between 1 and 2 years, and the balance of £12,331,000 (30 June 2018: £36,572,000; 31 December 2017: £29,858,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 December 2017 was £138,276,000 (30 June 2018: £270,548,000; 31 December 2017: £192,200,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

23                          Borrowings

	31 December 2018 £’000	30 June 2018 £’000	31 December 2017 £’000
Senior secured notes	328,696	318,347	310,570
Secured term loan facility	173,880	168,347	164,178
Secured bank loan	—	3,750	3,962
Accrued interest on senior secured notes	5,492	5,324	5,198
	508,068	495,768	483,908
Less: non-current portion
Senior secured notes	328,696	318,347	310,570
Secured term loan facility	173,880	168,347	164,178
Non-current borrowings	502,576	486,694	474,748
Current borrowings	5,492	9,074	9,160

The senior secured notes of £328,696,000 (30 June 2018: £318,347,000; 31 December 2017: £310,570,000) is stated net of unamortized issue costs amounting to £3,594,000 (30 June 2018: £3,770,000; 31 December 2017: £3,943,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2018: $425,000,000; 31 December 2017: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility of £173,880,000 (30 June 2018: £168,347,000; 31 December 2017: £164,178,000) is stated net of unamortized issue costs amounting to £2,040,000 (30 June 2018: £2,185,000; 31 December 2017: £2,328,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2018: $225,000,000; 31 December 2017: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 June 2025, although the Group has the option to repay the secured term loan facility at any time.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured bank loan of £nil (30 June 2018: £3,750,000; 31 December 2017: £3,962,000) was repaid at par on 9 July 2018. The loan attracted interest of LIBOR + 1% per annum.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

23                          Borrowings (continued)

The Group also has undrawn committed borrowing facilities of up to £125,000,000 (30 June 2018: £125,000,000; 31 December 2017: £125,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2018 or 2017.

As of 31 December 2018, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

24                          Deferred revenue

	31 December 2018 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 December 2017 £’000
Total	162,614	217,597	149,546
Less non-current deferred revenue	(32,952)	(37,085)	(32,704)
Current deferred revenue	129,662	180,512	116,842

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

25                          Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 December 2018 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 December 2017 £’000
US deferred tax assets	(57,636)	(63,332)	(77,500)
UK deferred tax liabilities	33,302	29,134	35,801
Net deferred tax asset	(24,334)	(34,198)	(41,699)

The movements in the net deferred tax asset are as follows:

	31 December 2018 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 December 2017 £’000
At the beginning of the period	(34,198)	(119,949)	(119,949)
Expensed to the income statement	9,974	63,519	65,334
(Credited)/expensed to other comprehensive income	(110)	21,685	10,593
Reclassification to tax receivable	—	547	2,323
At the end of the period	(24,334)	(34,198)	(41,699)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

The prior year reclassification to tax receivable relates to alternative minimum tax payable which prior to the US tax reform was expected to be offset against future US tax liabilities. Following the US tax reform (enacted on 22 December 2017) this is now expected to be repaid to the Group.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

26                        Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
		Restated(1)		Restated(1)
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Profit before tax	37,648	37,813	46,396	54,938
Depreciation	2,970	2,755	5,779	5,329
Amortization	33,440	37,335	68,571	73,389
Loss/(profit) on disposal of intangible assets	4,349	(1,013)	(18,079)	(18,292)
Net finance costs	6,346	4,363	11,472	5,146
Profit on disposal of property, plant and equipment	—	(75)	—	(75)
Equity-settled share-based payments	161	618	371	1,203
Foreign exchange (gains)/losses on operating activities	(95)	9	182	1,000
Reclassified from hedging reserve	1,536	3,587	2,844	7,468
Changes in working capital:
Inventories	56	156	(1,194)	(281)
Trade and other receivables	(30,303)	(37,282)	39,293	(25,437)
Trade and other payables and deferred revenue	(97,127)	(86,706)	(73,298)	(115,877)
Cash (used in)/generated from operations	(41,019)	(38,440)	82,337	(11,489)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

27                          Contingencies

At 31 December 2018, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 28.3.

28                          Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

28.2                Capital commitments

As at 31 December 2018, the Group had capital commitments relating to property, plant and equipment amounting to £1,970,000 (30 June 2018: £4,054,000; 31 December 2017: £1,753,000) and to other intangible assets amounting to £nil (30 June 2018: £nil; 31 December 2017: £nil).

28.3                Contingent fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £66,184,000 (30 June 2018: £66,411,000; 31 December 2017: £62,446,000).

At 31 December 2018 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	28,268	8,675	36,943
International appearances	10,954	47	11,001
Other	17,908	332	18,240
	57,130	9,054	66,184

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 December 2018, the amount of such receipt considered to be probable was £2,063,000 (30 June 2018: £2,392,000; 31 December 2017: £547,000).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £459,000 per annum and this amount will increase by 5% per annum from September 2019. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 31 December 2018, the present value of the Group’s outstanding contributions (i.e. its future liability) is £2,423,000. This amounts to £446,000 (30 June 2018: £434,000; 31 December 2017: £428,000) due within one year and £1,977,000 (30 June 2018: £2,204,000; 31 December 2017: £506,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

30                          Financial risk management

30.1                Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2                Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between January 2019 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 December 2018 $’000	30 June 2018 $’000	31 December 2017 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(210,400)	(128,500)	(111,200)
Net USD debt	439,600	521,500	538,800
Hedged future USD revenues	(338,046)	(307,019)	(296,369)
Unhedged USD borrowings	101,554	214,481	242,431
Closing USD exchange rate ($: £)	1.2790	1.3194	1.3513

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 December 2018	30 June 2018	31 December 2017
Principal value of loan outstanding ($’000)	150,000	150,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 December 2018 the fair value of the above interest rate swap was an asset of £2,504,000 (30 June 2018: asset of £4,490,000; 31 December 2017: asset of £907,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

30                          Financial risk management (continued)

30.3                Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2018 £’000	30 June 2018 £’000	31 December 2017 £’000
Assets
Derivatives used for hedging: (note 18):
Interest rate swaps	2,504	4,490	907
Derivatives at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	680	624	869
Forward foreign exchange contracts	—	852	2,120
	3,184	5,966	3,896

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2.

31      Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.45% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

32                          Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 31 December 2018:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland, and RAML USA LLC which is incorporated in the United States.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

33                        Events after the reporting period

33.1              Dividends

An interim dividend of $0.09 per share, the pounds sterling equivalent of which was £11,610,000, was paid on 4 January 2019.

33.2              Registrations

The playing registrations of certain footballers have been disposed of, subsequent to 31 December 2018, for total proceeds, net of associated costs, of £6,499,000. The associated net book value was £608,000. Also subsequent to 31 December 2018, Solidarity contributions, sell-on fees and contingent consideration totalling £219,000, became receivable in respect of previous playing registration disposals.

Subsequent to 31 December 2018 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £6,729,000.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15

The Group adopted IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The following tables and notes explain how this restatement affected the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

The adoption of IFRS 15 has no impact on the recognition of matchday revenue.

Tax, deferred tax, hedging reserve, retained earnings and deferred revenue

The impact of the above changes in revenue recognition has subsequent impact on tax (including deferred tax), accrued revenue, the hedging reserve, retained earnings and deferred revenue.

Tax — adjustments to the tax expense and deferred tax are directly in line with the adjustments to revenue.

Accrued revenue — adjustments to broadcasting merit award revenue impact accrued revenue as the revenue is received after the period in which the revenue is recognized.

Hedging reserve — adjustments to commercial revenue impact the hedging reserve as the underlying US dollar revenue is initially hedged against a portion of the Group’s US dollar net borrowings. Amounts accumulated in the hedging reserve are reclassified to the income statement in the period when the hedged revenue is recognized in the income statement.

Deferred revenue — all other adjustments to revenue impact deferred revenue as the revenue is received or receivable prior to the period in which the revenue is recognized.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 1 July 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	244,738	—	244,738
Investment property	13,966	—	13,966
Intangible assets	717,544	—	717,544
Derivative financial instruments	1,666	—	1,666
Trade and other receivables	15,399	—	15,399
Deferred tax asset	142,107	(622)	141,485
	1,135,420	(622)	1,134,798
Current assets
Inventories	1,637	—	1,637
Derivative financial instruments	3,218	—	3,218
Trade and other receivables	103,732	—	103,732
Cash and cash equivalents	290,267	—	290,267
	398,854	—	398,854
Total assets	1,534,274	(622)	1,533,652

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(31,724)	453	(31,271)
Retained earnings	191,436	2,017	193,453
	477,617	2,470	480,087
Non-current liabilities
Derivative financial instruments	655	—	655
Trade and other payables	83,587	—	83,587
Borrowings	497,630	—	497,630
Deferred revenue	39,648	—	39,648
Deferred tax liabilities	20,828	708	21,536
	642,348	708	643,056
Current liabilities
Derivative financial instruments	1,253	—	1,253
Tax liabilities	9,772	—	9,772
Trade and other payables	190,315	—	190,315
Borrowings	5,724	—	5,724
Deferred revenue	207,245	(3,800)	203,445
	414,309	(3,800)	410,509
Total equity and liabilities	1,534,274	(622)	1,533,652

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated income statement for the three months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Commercial revenue	65,366	(66)	65,300
Broadcasting revenue	61,628	13,519	75,147
Matchday revenue	36,968	—	36,968
Total revenue	163,962	13,453	177,415
Operating expenses	(136,252)	—	(136,252)
Profit on disposal of intangible assets	1,013	—	1,013
Operating profit	28,723	13,453	42,176
Finance costs	(4,533)	—	(4,533)
Finance income	170	—	170
Net finance costs	(4,363)	—	(4,363)
Profit before tax	24,360	13,453	37,813
Tax expense	(53,446)	(4,064)	(57,510)
Loss for the period	(29,086)	9,389	(19,697)

Earnings per share during the period:
Basic earnings per share (pence)	(17.71)	5.71	(12.00)
Diluted earnings per share (pence)	(17.71)	5.71	(12.00)

Consolidated statement of comprehensive income for the three months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Loss for the period	(29,086)	9,389	(19,697)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	6,684	(120)	6,564
Tax expense relating to cash flow hedges	(6,629)	11	(6,618)
Other comprehensive income/(loss) for the period, net of tax	55	(109)	(54)
Total comprehensive loss for the period	(29,031)	9,280	(19,751)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated income statement for the six months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Commercial revenue	145,910	(132)	145,778
Broadcasting revenue	99,710	16,270	115,980
Matchday revenue	59,322	—	59,322
Total revenue	304,942	16,138	321,080
Operating expenses	(279,288)	—	(279,288)
Profit on disposal of intangible assets	18,292	—	18,292
Operating profit	43,946	16,138	60,084
Finance costs	(5,534)	—	(5,534)
Finance income	388	—	388
Net finance costs	(5,146)	—	(5,146)
Profit before tax	38,800	16,138	54,938
Tax expense	(59,939)	(5,126)	(65,065)
Loss for the period	(21,139)	11,012	(10,127)

Earnings per share during the period:
Basic earnings per share (pence)	(12.87)	6.70	(6.17)
Diluted earnings per share (pence)	(12.87)	6.70	(6.17)

Consolidated statement of comprehensive income for the six months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Loss for the period	(21,139)	11,012	(10,127)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	18,160	(240)	17,920
Tax expense relating to cash flow hedges	(10,645)	52	(10,593)
Other comprehensive income for the period, net of tax	7,515	(188)	7,327
Total comprehensive loss for the period	(13,624)	10,824	(2,800)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	246,673	—	246,673
Investment property	13,901	—	13,901
Intangible assets	770,076	—	770,076
Derivative financial instruments	1,192	—	1,192
Trade and other receivables	10,560	—	10,560
Tax receivable	1,882	—	1,882
Deferred tax asset	80,341	(2,841)	77,500
	1,124,625	(2,841)	1,121,784
Current assets
Inventories	1,918	—	1,918
Derivative financial instruments	2,704	—	2,704
Trade and other receivables	105,753	17,274	123,027
Cash and cash equivalents	155,312	—	155,312
	265,687	17,274	282,961
Total assets	1,390,312	14,433	1,404,745

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(24,209)	265	(23,944)
Retained earnings	171,500	13,029	184,529
	465,196	13,294	478,490
Non-current liabilities
Trade and other payables	70,331	—	70,331
Borrowings	474,748	—	474,748
Deferred revenue	32,704	—	32,704
Deferred tax liabilities	31,834	3,967	35,801
	609,617	3,967	613,584
Current liabilities
Tax liabilities	3,704	—	3,704
Trade and other payables	182,965	—	182,965
Borrowings	9,160	—	9,160
Deferred revenue	119,670	(2,828)	116,842
	315,499	(2,828)	312,671
Total equity and liabilities	1,390,312	14,433	1,404,745

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated statement of cash flows for the three and six months ended 31 December 2017

The implementation of IFRS 15 affected elements of cash used in operations but did not affect the overall total. Other than that, the implementation of IFRS 15 had no impact on the consolidated statement of cash flows.

Cash used in operations for the three months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Profit before tax	24,360	13,453	37,813
Depreciation	2,755	—	2,755
Amortization	37,335	—	37,335
Profit on disposal of intangible assets	(1,013)	—	(1,013)
Net finance costs	4,363	—	4,363
Profit on disposal of property, plant and equipment	(75)		(75)
Equity-settled share-based payments	618	—	618
Foreign exchange losses on operating activities	9	—	9
Reclassified from hedging reserve	3,707	(120)	3,587
Changes in working capital:
Inventories	156	—	156
Trade and other receivables	(24,836)	(12,446)	(37,282)
Trade and other payables and deferred revenue	(85,819)	(887)	(86,706)
Cash used in operations	(38,440)	—	(38,440)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Cash used in operations for the six months ended 31 December 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
Profit before tax	38,800	16,138	54,938
Depreciation	5,329	—	5,329
Amortization	73,389	—	73,389
Profit on disposal of intangible assets	(18,292)	—	(18,292)
Net finance costs	5,146	—	5,146
Profit on disposal of property, plant and equipment	(75)		(75)
Equity-settled share-based payments	1,203	—	1,203
Foreign exchange losses on operating activities	1,000	—	1,000
Reclassified from hedging reserve	7,708	(240)	7,468
Changes in working capital:
Inventories	(281)	—	(281)
Trade and other receivables	(8,163)	(17,274)	(25,437)
Trade and other payables and deferred revenue	(117,253)	1,376	(115,877)
Cash used in operations	(11,489)	—	(11,489)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 30 June 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	245,401	—	245,401
Investment property	13,836	—	13,836
Intangible assets	799,640	—	799,640
Derivative financial instruments	4,807	—	4,807
Trade and other receivables	4,724	—	4,724
Tax receivable	547	—	547
Deferred tax asset	63,974	(642)	63,332
	1,132,929	(642)	1,132,287
Current assets
Inventories	1,416	—	1,416
Derivative financial instruments	1,159	—	1,159
Trade and other receivables	168,060	—	168,060
Tax receivable	800	—	800
Cash and cash equivalents	242,022	—	242,022
	413,457	—	413,457
Total assets	1,546,386	(642)	1,545,744

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(27,738)	180	(27,558)
Retained earnings	135,099	1,658	136,757
	425,266	1,838	427,104
Non-current liabilities
Trade and other payables	104,271	—	104,271
Borrowings	486,694	—	486,694
Deferred revenue	37,085	—	37,085
Deferred tax liabilities	28,559	575	29,134
	656,609	575	657,184
Current liabilities
Tax liabilities	3,874	—	3,874
Trade and other payables	267,996	—	267,996
Borrowings	9,074	—	9,074
Deferred revenue	183,567	(3,055)	180,512
	464,511	(3,055)	461,456
Total equity and liabilities	1,546,386	(642)	1,545,744